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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4*)


       Advanced Environmental Recycling Technologies, Inc.
                         (Name of Issuer)

                       Class A Common Stock
                  (Title of Class of Securities)

                           00794-71-04
                          (CUSIP Number)


                         _______________


     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).




__________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON:   R.A. Mackie & Co., L.P., Fed. I.D. No.
     13-3553219

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e) / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.   SOLE VOTING POWER:  1,317,265 Class "B" Warrants convertible into 1,317,265 shares of Class "A"
                         Common Stock

                         282,885 shares of Class "A" Common Stock

8.   SHARED VOTING POWER:  None

9.   SOLE DISPOSITIVE POWER:  1,317,265 Class "B" Warrants
                              convertible into 1,317,265 shares
                              of Class "A" Common Stock

                              282,885 shares of Class "A" Common Stock

10.  SHARED DISPOSITIVE POWER:  None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                    1,317,265 Class "B" Warrants convertible into
                    1,317,265 shares of Class "A" Common Stock

                    282,885 shares of Class "A" Common Stock

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.24%

14.  TYPE OF REPORTING PERSON:  BD

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CUSIP NO. 00794-71-04         13G            Page 3 of 5 Pages



                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                        AMENDMENT NO.4 TO
                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

       ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
                        (Name of Company)


Item 1(a).     Name of Issuer:

Advanced Environmental Recycling Technologies, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

901 W. Robinson, Springdale, Arkansas.

Item 2(a).     Name of Person Filing:

R.A. Mackie & Co., L.P.

Item 2(b).     Address of Principal Business Office:

18 North Astor Street, Irvington, New York 10533.

Item 2(c).     Citizenship:

R.A. Mackie & Co., L.P. is a Delaware limited partnership.

Item 2(d).     Title of Class of Securities:

Class A Common Stock.

Item 2(e).     CUSIP Number:

00794-71-20.

Item 3.        If this statement is filed pursuant to Rules
13d-1(b) or 13-2(b),                    check whether the person filing is a:

(a) /x/  Broker or dealer registered under Section 15 of the Act.

Item 4.        Ownership.

(a)  Amount beneficially owned:

1,317,265 Class "B" Warrants convertible into 1,317,265 shares of
Class "A" Common Stock

282,885 shares of Class "A" Common Stock

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CUSIP NO. 00794-71-04         13G            Page 4 of 5 Pages

(b)  Percent of class:

7.24%

(c)  Number of shares as to which such person has:

     (i)  Sole power to vote or direct the vote:

1,317,265 Class "B" Warrants convertible into 1,317,265 shares of
Class "A" Common Stock

282,885 shares of Class "A" Common Stock

     (ii)  Shared power to vote or direct the vote:

     None.

     (iii)  Sole power to dispose or direct the disposition of:

1,317,265 Class "B" Warrants convertible into 1,317,265 shares of
Class "A" Common Stock

282,885 shares of Class "A" Common Stock

     (iv)  Shared power to dispose or direct the disposition of:

     None.

Item 5.        Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.   Ownership of Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary
   Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

Not Applicable.

Item 9.   Notice of Dissolution of Group.

Not Applicable.

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CUSIP NO. 00794-71-04         13G            Page 5 of 5 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signatures


     After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February __, 1997


R.A. Mackie & Co., L.P.
By: R.A. Mackie & Co., Inc.

By: /s/ Robert A. Mackie, Jr.
    -------------------------
     Robert A. Mackie, Jr.